EXCELLENCE

08006134

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. OS.323/2008

November 27, 2008

SUPPL

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SEC Mail
Mail Processing
Section
DEC 01 2008
Washington, DC
109

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

PROCESSED
DEC 09 2008
THOMSON REUTERS

Yours sincerely,

Adit Laixuthai
Nov 27, 08

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

Ref. OS. 322/2008

November 27, 2008

To : The President
The Stock Exchange of Thailand

Subject : Rights for Shareholders to Propose AGM Agenda and Qualified Candidate to be Nominated as the Bank's Director

KASIKORNBANK PUBLIC COMPANY LIMITED is pleased to announce that, in following good corporate governance practice, the Bank is providing the rights for the shareholders to propose matter to be included as an agenda, as well as propose qualified candidate to be nominated as the Bank's director ahead of the General Meeting of Shareholders for the year 2009, starting from December 1 to 31, 2008. The detailed guidelines and procedure have been disclosed in the Bank's website "http://www.kasikornbank.com" under Investor Relations page, Shareholder Center.

Please be informed accordingly.

Yours sincerely,

Adit Laixuthai
Nov 27, 08

Shareholder Services Unit
Office of Corporate Secretary
Tel. 0 2470 2663-7

END